A Band Of Anglers, Inc.



ANNUAL REPORT

314 Ave K SE

Winter Haven, FL 33880

(337) 644-3225

https://abandofanglers.com/

This Annual Report is dated April 24, 2023.

BUSINESS

Description of Business
• Business
A Band of Anglers is a Company based in Florida and active in the field of fishing tackle. More precisely the Company designs and markets fishing lures. Lures are manufactured in Asia by subcontractors and imported in the US and Europe. They are sold in the US mainly through "Big Boxes" (like Bass Pro Shops, Cabela's and others) and Distributors (like Folsom) and in Europe through an exclusive agent. The Company's inventory is stored at a 3rd party logistics warehouse in Jacksonville, Florida.
Our mission is to help anglers catch more fish and to bring as many innovations to the fishing tackle market as possible, in lures but also down the road in rods, reels, apparel and other categories. Formed on August 23, 2017 as A Band of Anglers LLC under Florida law and converted to A Band of Anglers, Inc., a Florida Corporation, through December 31, 2022, we have sold to date $2.63mm worth of lures, mainly in the United States. Thanks to the fame and talent of our founder Patrick Sébile, to our long-lasting manufacturing partnership in China and to our outstanding team and partners, we believe we can in 10 to 20 years achieve as much as $150mm in sales (wholesale) or 1% of the $15b (retail) worldwide fishing tackle market.
Products
Fishing lures are small, artificial objects often shaped like a fish's prey that have hook(s) attached and are tied to the end of the fishing line. They are used to attract fish to the fishing line. There are many different types of lures on the market such as topwater, jigs, spinners,

spoons, crankbaits, plugs, etc. Some lures are made of soft plastic and are called "soft lures", others are made of hard plastic or wood or metal and are called "hard lures". Some lures are specifically designed for salt water, e.g., equipped with rust-proof hooks and reinforced to withstand the super aggressive and often large saltwater species. Whether they are made from rubber, plastic, metal or a mix of such materials, fishing lures are often weighted and use a combination of movements, vibrations, colors and shiny reflections to entice fish to bite.

A Band of Anglers has a comprehensive product range across all use cases:

• Saltwater hard lures under "Ocean Born"
• Hybrid hard/soft lures with concealed leader technology under "Spooltek"
• Long lasting soft lures under "Hyperlastics"
• Soft & Hard "core gear" lures under "Engage"
• Vertical fishing metal lures under "Up&Down"

Business Model

The average retail price of one of our lures is $10.00. On average, its cost is $2.70 (including factory cost, freight from China to the US, import duties & taxes, warehousing and shipping to customers).

We usually sell B2B (to retailers or distributors). In average we sell at $5.00 and make $2.30 gross margin minus 10% or $0.50 for federal excise tax and $0.30 for rep group commission, i.e., $1.50 or 30% net margin.

When we sell it D2C (direct to consumer) at $10.00, we make $7.30 gross margin minus 10% or $1.00 for federal excise tax (used to promote recreational fishing) and $0.30 for credit card payment, i.e., $6.00 or 60% net margin.

Currently most sales are done B2B. In the future, A Band of Anglers will grow direct to consumer sales while maintaining good relationships with its retail and distribution partners.

Geographies

Target countries outside the US and France (where the Company is currently active) are Canada, Europe (Spain, Italy, UK, Germany, Nordics), Japan, Russia, South Africa, Australia, New Zealand and Indonesia. Patrick Sébile is well known in all of these countries and very well known in Japan (2nd market worldwide after the US) and Russia.

The Company's Intellectual Property:

The Company was granted, has purchased and has applied for several U.S. Patents and multiple Trademarks be it brands or product names or technology names (altogether the "IP"). The company owns or will - once granted - own all the aforementioned IP. None of the IP is critical for the Company to operate, however the Company believes that the IP, and in particular the provisional patents, will be growing contributors to the Company's equity value.

Previous Offerings

Previous Offerings

• Type of security sold: SAFE
Final amount sold: $1,860,000.00

Use of proceeds: Product Development and growth of the Company - amount raised between Dec. 2018 and Oct. 2019
Date: December 06, 2018
Offering exemption relied upon: Private placement

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Operating Results – 2022 Compared to 2021
• Circumstances which led to the performance of financial statements:
Year ended December 31, 2022 compared to year ended December 31, 2021
Revenue
Revenue for fiscal year 2022 was $310,888 down 55.0% compared to fiscal year 2021 revenue of $690,774, or a $379,886 decrease.
The effect of Covid is still adversely affecting our sales. Additionally, our lack of funds has caused us to miss out on sales due to not being able to buy product from our factories and it affect our ability to ship on a timely basis. We also did very little advertising for the majority of the year.
Cost of sales
Cost of sales include factory cost, freight from Asia to the US and tax & duty at the US border. Cost of sales in 2022 was $133,517 or 42.9% of sales, compared to $346,089 or 50.1% of sales in 2021. This decrease of 7.2% primarily due to a slight increase in retail sales which have a lower cost of good sold as a percentage of sales.
Gross margin
2022 gross profit decreased by $8,735 over 2021 gross profit. The Company is working hard to reach their target of 62.0% gross margin in 2023. This will depend in part on the share of the business done with its subscription box partner.
Expenses
The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents and research and development expenses.
Total operating expenses decreased by $20,108 or 2.6% in 2022 after a 2021 decrease of $307,103 or 28.9% from 2020.
The Company has shifted to a lean operating model with as little employees and fixed costs as possible. Apart from the CEO, the Company currently employs 2 key managers, its General Sales Manager and its Asia Manager, so in total 3 employees down from 6 at the peak in 2019.

Net income
After lowering its net loss from $1,311,700 in 2019 down to $625,804 in 2020, the Company

succeeded in lowering it again to $377,120 in 2021. In 2022, the net loss increased to $623,875. This increase of $246,755 is primarily due to 2 items. The decrease in sales explained above and expenses of $80,943 related to the funds raised through StartEngine. The net loss increase of Target is now profitable growth, i.e., to develop sales again while keeping fixed costs as low as possible. To achieve this, the Company will leverage its superior 30-lure range and its strong distribution foothold in the US as well as accelerate its international expansion.
• Historical results and cash flows:
The Company is currently in growth stage and revenue generating ($2.63 mm sales through 12/31/22). We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect the Company's sales to grow significantly in the years to come. Once the break-even point is reached, which we estimate at $2.5 mm in yearly sales, the Company will start to make profits.
Past cash was primarily generated through sales, SAFE investments, bank debt and some government grants and funding (SBA loan). Our goal is to reach a first target of $10mm in sales within 5 years with a 20%+ EBITDA margin. Second target at a much longer term is to reach $50mm in sales.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $7,151.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Debt
• Creditor: SAFE Holders
Amount Owed: $1,860,000.00
Interest Rate: 0.0%
The SAFE agreements have no maturity date and bear no interest. There are 2 possible conversion events: First, in case of a Corporate Transaction (sale of substantially all the Company's assets, merger, change of control, etc.), the agreements provide the right of the investor to either receive his/her original investment back (Cash-out Provision) or to convert his/her SAFE into shares of the Company based on such Corporate Transaction valuation. Second, in case of a qualified financing of more than $500,000, the SAFE will automatically convert into shares at a 33.33% discount to the share price of such qualified financing. For the avoidance of doubt, should the Company raise more than $500,000 through StartEngine, the $1,860,000 SAFE will entirely be converted into shares at a 33.33% discount to the StartEngine fundraising. The SAFE agreements are not subject to a valuation cap.

• Creditor: SAFE Holder
Amount Owed: $100,000.00
Interest Rate: 12.0%
One of the SAFE holders has made an advance to the Company.

• Creditor: SAFE Holder
Amount Owed: $20,000.00
Interest Rate: 2.72%

One of the SAFE holders has made an advance to the Company.

• Creditor: Wells Fargo Bank
Amount Owed: $50,000.00
Interest Rate: 8.0%
Maturity Date: December 1, 2024
This loan is secured by personal property. Money was received in January 2020 and monthly payments of $1,016.63 are required. The balance of this loan was $42,805 as of December 31, 2020, $32,962 as of December 31, 2021 and $24,753 as of December 31, 2022

• Creditor: Company's European Agent
Amount Owed: $100,000.00
Interest Rate: 2.72%
Maturity Date: February 01, 2023 We are currently in negotiations to extend the maturity date.

• Creditor: Wells Fargo Bank
Amount Owed: $35,000.00
Interest Rate: 8.0%
Maturity Date: December 31, 2023
This loan is secured by a personal guarantee. The balance of this loan was $17,969 as of December 31, 2021 and $34,296 as of December 31, 2022. Note: this loan is revolving.

• Creditor: SBA Loan
Amount Owed: $383,500.00
Interest Rate: 3.75%
Maturity Date: October 31, 2051

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers
Name: Patrick Sebile
Patrick Sebile's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: President & CEO
Dates of Service: August, 2017 - Present
Responsibilities: Responsible for managing the company's overall operations. Salary $100,000 per year. No equity compensation.

Name: Constantin Pellissier
Constantin Pellissier's current primary role is with Triple A Partners SPRL (Belgium). Constantin Pellissier currently serves 6 hours per week in his role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: November, 2021 - Present
Responsibilities: Member of the board of directors. No salary or equity compensation.

Other business experience in the past three years:
• Employer: Triple A Partners SPRL (Belgium)
Title: CEO & Owner
Dates of Service: June, 2012 - Present
Responsibilities: M&A advisory to entrepreneurs in Europe

Name: Thomas Marchand
Thomas Marchand's current primary role is with NIDO. Thomas Marchand currently serves 6 hours per week in his role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chairman
Dates of Service: November, 2021 - Present
Responsibilities: Member of the board of directors and chairman of the board of directors. No salary or equity compensation.

Other business experience in the past three years:
• Employer: NIDO
Title: CEO & Owner
Dates of Service: September, 2019 - Present
Responsibilities: President & CEO, member of the board of Directors. NIDO is a medical device company developing SEPIA, an innovative solution for cardiac epicardial ablation.

Other business experience in the past three years:
• Employer: BIOMODEX
Title: Chairman & owner
Dates of Service: August, 2014 - April, 2019
Responsibilities: Co-founding CEO & Chairman. BIOMODEX is an innovative medical technology company based in Paris and Boston using 3D printing to create tissue-like anatomical twins from medical images, for patient-specific rehearsal and advanced training.

Name: Mike Ortego
• Position: COO/CEO/CFO
Dates of Service: April 14, 2023 - Present

Other business experience:
• Founder and CEO of Tacklewebs August 17, 2010

Name: Phil Howarth
Phil Howarth's current primary role is with Goose Hummock tackle shop. Phil Howarth currently serves 3 hours per week in his role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: November, 2021 - Present
Responsibilities: Member of the board of directors. No salary or equity compensation.

Other business experience in the past three years:
• Employer: Goose Hummock tackle shop

Title: CEO & owner
Dates of Service: January, 2012 - Present
Responsibilities: 100% owner of the Company. Leading independent tackle shop in the North East of the US.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders
Title of class: Class A Voting Common Shares
Stockholder Name: Braingenious, Inc. (Patrick Sebile owns 51% and MK Ltd owns 24.39%)
Amount and nature of Beneficial ownership: 1,000,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Related Party Transactions
• Name of Entity: Shareholder of Braingenious, Inc. [Patrick Sébile]
Relationship to Company: Officer
Nature / amount of interest in the transaction: In 2019, a shareholder advanced the Company money in the amount of $15,000 carrying no interest rate and no maturity date. This advance was not secured.
Material Terms: The ending balance of this advance was $15,000 as of December 31, 2020, $40,000 as of December 31, 2022 and $123,298 as of December 31, 2022.

• Name of Entity: Shareholder of Braingenious, Inc. [Constantin Pellissier]
Relationship to Company: Director
Nature / amount of interest in the transaction: In November 2020, the Company entered into a consignment agreement with a Florida LLC ("the Minority Shareholder") which is both (i) a minority shareholder of Braingenious, Inc., owner of 100% of the shares of the Company, and (ii) indirectly owned by a director of the Company.
Material Terms: In October 2020, the Company sold lures at cost to the Minority Shareholder in the amount of $278,291 which were held at a third party's warehouse. In November 2020, the Company entered into a Consignment Agreement with the Minority Shareholder whereby the Company can sell the Minority Shareholder's lures on consignment to its customers, provided that each time a lure is sold, the Company pays the Minority Shareholder the price of such lure equal to factory cost plus 20%. This percentage increases by 1.5% per month after April 1, 2021. Furthermore, the Company had accounts payable associated to this Entity in the amount of

$64,885 as of December 31, 2021 and $19,085 as of December 31, 2022.

• Name of Entity: Shareholder of Braingenious, Inc. [MK Ltd]
Names of 20% owners: [Mr. Luke Mak]
Relationship to Company: 24.39% shareholder of Braingenious, Inc.
Nature / amount of interest in the transaction: Business relationship with an indirect shareholder of the Company (i.e., shareholder of Braingenious, Inc.).
Material Terms: The Company had accrued payables in the amount of $453,342 as of December 31, 2021 and $509,429 as of December 31, 2022, due to a company whose owner is a shareholder of Braingenious, Inc. The Company is not involved in any litigations with respect to this past due amount.

OUR SECURITIES

Our Company Securities
The company has authorized Class A Voting Common Shares, Class B Non-voting Common Shares, and SAFE (Simple Agreement for Future Equity). As part of the Regulation Crowdfunding raise, the Company will be offering up to 213,800 of Class B Non-Voting Common Shares.
• Class A Voting Common Shares
The number of securities authorized is 5,000,000 shares of which a total of 1,000,000 shares are currently outstanding.
Voting Rights
One non-cumulative vote for each share
Material Rights
In addition to the 1,000,000 shares outstanding, an additional 558,000 shares are reserved to be issued pursuant to SAFE pursuant to the details listed below.
ARTICLE IV 2. OF THE AMENDED AND RESTATED ARTICLES OF INCORPORATION OF A BAND OF ANGLERS, INC. The powers, preferences and rights, and the qualifications, limitations and restrictions of the Corporation's Class A Shares and Class B Shares are as follows: (i) Holders of the Corporation's Class A Shares and Class B Shares shall, together as a single class, have equal ratable rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor and are entitled to share ratably in the net assets available for distribution; (ii) None of the Class A Shares or Class B Shares have any pre-emptive or similar rights and none of the Class A Shares or Class B Shares are redeemable by their respective terms; and (iii) Holders of Class A Shares shall have one non-cumulative vote for each share held of record on all matters to be voted on by the Corporation's shareholders; and holders of the Class B Shares shall have no right to vote on any matter to be voted on by the Corporation's shareholders, except to the extent otherwise required by the Florida Business Corporation Act. In the event that no Class A Shares remain issued and outstanding, for any reason whatsoever, then upon the occurrence of such an event all issued and outstanding Class B Shares shall immediately thereupon be entitled one non-cumulative vote for each share held of record on all matters to be voted on by the Corporation's shareholders thereafter.
• Class B Non-Voting Common Shares
The number of securities authorized is 5,000,000 shares with a total of 0 shares outstanding.
Voting Rights
There are no voting rights associated with Class B Non-Voting Common Shares.

Material Rights

ARTICLE IV 2. OF THE AMENDED AND RESTATED ARTICLES OF INCORPORATION OF A BAND OF ANGLERS, INC. The powers, preferences and rights, and the qualifications, limitations and restrictions of the Corporation's Class A Shares and Class B Shares are as follows: (i) Holders of the Corporation's Class A Shares and Class B Shares shall, together as a single class, have equal ratable rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor and are entitled to share ratably in the net assets available for distribution; (ii) None of the Class A Shares or Class B Shares have any pre-emptive or similar rights and none of the Class A Shares or Class B Shares are redeemable by their respective terms; and (iii) Holders of Class A Shares shall have one non-cumulative vote for each share held of record on all matters to be voted on by the Corporation's shareholders; and holders of the Class B Shares shall have no right to vote on any matter to be voted on by the Corporation's shareholders, except to the extent otherwise required by the Florida Business Corporation Act. In the event that no Class A Shares remain issued and outstanding, for any reason whatsoever, then upon the occurrence of such an event all issued and outstanding Class B Shares shall immediately thereupon be entitled one non-cumulative vote for each share held of record on all matters to be voted on by the Corporation's shareholders thereafter.

• SAFE (Simple Agreement for Future Equity)

The security will convert into Class a voting common shares and the terms of the SAFE (Simple Agreement for Future Equity) are outlined below:

Amount outstanding: $1,860,000.00

Interest Rate: 0.0%

Discount Rate: 33.33%

Valuation Cap: None

Conversion Trigger: The SAFE notes mature during a qualified financing or change of control event which can occur in any year.

Material Rights

There are 2 possible conversion events:

First, in case of a Corporate Transaction (sale of substantially all the Company's assets, merger, change of control, etc.), the agreements provide the right of the investor to either receive his/her original investment back (Cash-Out Provision) or to convert his/her SAFE into shares of the Company based on such Corporate Transaction valuation.

Second, in case of a qualified financing of more than $500,000, the SAFE will automatically convert into shares at a 33.33% discount to the share price of such qualified financing. For the avoidance of doubt, should the Company raise more than $500,000 through StartEngine, the $1,860,000 SAFE will entirely be converted into shares at a 33.33% discount to the StartEngine fundraising. The SAFE agreements are not subject to a valuation cap.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors • Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the offered securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. • Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people recognize the innovativeness of our products and think they are a better option than other competing products, or that we will able to make sales at a level that allows the Company to make a profit and still attract business. • Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. • The transferability of the Securities you are buying is limited Any security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. • Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by a competitor in the future but that may as well never happen or it may happen at a price that results in you losing money on this investment. • If the Company cannot raise sufficient funds, it will not succeed The Company, is offering Class B non-voting common shares in the amount of up to $1,069,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." • We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. • Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in Class B non-voting common shares. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. • Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. • Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. • Minority Holder; Securities with No Voting Rights The Class B non-voting common shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. • You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. • Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. • This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. • Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our current products will be able to gain traction in the marketplace at a faster rate than they currently have. It is possible that our products will fail to gain such increased market acceptance for any number of reasons. If our products fail to achieve significant sales and increased acceptance in the marketplace, this could materially and adversely impact the value of your investment. • We face significant market competition We compete with some much larger and established international groups with sales of hundreds of millions of dollars, and who have products on the market for decades and significant product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. • We are competing against other recreational activities Our business growth depends on the growing interest of the public for sportfishing, which competes against other recreational activities like running and biking. • We are an early-stage company and have not yet generated any profits A Band of Anglers was formed on August 23, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. A Band of Anglers has incurred a net loss and has had limited revenues

($2.63mm to December 31, 2022) generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. • We have existing patents that we might not be able to protect properly We believe one of the Company's most valuable assets is its intellectual property. The Company owns patents, trademarks, copyrights, Internet domain names, and trade secrets. Competitors may misappropriate or violate the rights owned by the Company. The Company will do its best to continue to protect its intellectual property portfolio from such violations but may not be able to protect it properly. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. • We have pending patent approval's that might be vulnerable Some of our patents are pending or provisional. We have no assurance that they we will succeed in finalizing them and that they will come into force as we intend them to. This would lead our competitors to use some of our patented innovations and to be in a position to match our products, which could be detrimental to the Company. • Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. • The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. • The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. • We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. • This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. • The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2023.

A Band Of Anglers, Inc.

By   /s/ *Patrick Sebile*

Name: A Band of Anglers, Inc.

Title: President/CEO

Exhibit A

FINANCIAL STATEMENTS

A Band Of Anglers

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PP)
ASSETS		
Current Assets		
Bank Accounts		
A Band Of Anglers (2924)	2,761.80	2,811.43
ABOA Payroll & Loan	832.50	944.07
The Southern Bank (AltLINE) Clearing Acct	0.00	0.00
WF - SBA Loan	0.00	94,209.17
WF - Tax & Royalties	1,913.01	558.01
Total Bank Accounts	**$5,507.31**	**$98,522.68**
Accounts Receivable		
Accounts Receivable (A/R)	40,696.79	58,595.60
Total Accounts Receivable	**$40,696.79**	**$58,595.60**
Other Current Assets		
Braingenious to Receive / (Reimburse)	3,758.16	6,308.16
Due from Start Engine	16,706.90	
Inventory	480,082.17	353,639.86
Patrick to Receive/(Reimburse)	106.17	106.17
Uncategorized Asset	0.00	0.00
Undeposited Funds	1,644.05	67.41
Xorus - To Receive / (To Reimburse)	-4,206.35	1,572.25
Total Other Current Assets	**$498,091.10**	**$361,693.85**
Total Current Assets	**$544,295.20**	**$518,812.13**
Fixed Assets		
Fixed Asset Other Tools Equipment	0.00	0.00
Total Fixed Assets	**$0.00**	**$0.00**
Other Assets		
Prepaid Exp. & Security Deposit	5,883.90	0.00
Total Other Assets	**$5,883.90**	**$0.00**
TOTAL ASSETS	**$550,179.10**	**$518,812.13**

A Band Of Anglers

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PP)
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	925,864.31	760,942.32
Total Accounts Payable	**$925,864.31**	**$760,942.32**
Credit Cards		
Amex - 1007	37,549.39	
Amex - Platinium #2000	18,950.34	25,773.53
VISA - Barry Stockhaus #6751	5,647.27	1,858.70
VISA - Patrick Sebile #2929	10,334.00	7,064.12
Total Credit Cards	**$72,481.00**	**$34,696.35**
Other Current Liabilities		
Accrued Expenses Payable	48,013.09	28,380.64
Accrued Payroll Expenses	73,670.39	
Direct Deposit Payable	0.00	
Loan	786,746.97	675,096.02
Payroll Liabilities	155.54	
Payroll Tax Payable	7,668.79	6,133.91
PSFR Accounts payable	19,084.66	64,885.05
Sales Tax Payable	0.00	0.00
Sales Tax Payable (Paypal)	0.00	0.00
Shopify Sales Tax Payable	0.00	708.50
Total Other Current Liabilities	**$935,339.44**	**$775,204.12**
Total Current Liabilities	**$1,933,684.75**	**$1,570,842.79**
Total Liabilities	**$1,933,684.75**	**$1,570,842.79**
Equity		
Common Stock	100.00	100.00
Opening Balance Equity	0.00	0.00
Retained Earnings	-2,912,130.66	-2,535,010.24
SAFE	1,860,000.00	1,860,000.00
Start Engine (Bryn Mawr Trust)	292,400.00	
Net Income	-623,874.99	-377,120.42
Total Equity	**$ -1,383,505.65**	**$ -1,052,030.66**
TOTAL LIABILITIES AND EQUITY	**$550,179.10**	**$518,812.13**

A Band Of Anglers

Profit and Loss

January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PP)
Income		
Bad Debt	-3,976.25	-3,734.86
Charge Backs from Distributors		12.24
Discounts given	-39.57	
Early Payment Discount	-536.63	-2,005.06
Sales - Engage	24,689.69	64,652.44
Sales - Hyperlastics	198,763.99	397,696.39
Sales - Ocean Born	37,558.23	137,898.22
Sales - SpoolTek	34,411.70	89,018.41
Sales - Xorus	0.00	0.00
Sales -Up'N'Down	16,596.21	6,689.39
Sales of Product Income	40.00	-1,753.32
Sales of Rod	0.00	-1,756.86
Shipping Income	14.21	
Uncategorized Income	0.00	0.00
Xorus Commission	3,366.82	4,057.04
Total Income	**$310,888.40**	**$690,774.03**
Cost of Goods Sold		
COGS	124,879.30	354,816.42
Cost of Goods Sold	0.00	149,851.60
Inventory Shrinkage	8,637.60	0.00
Total Cost of Goods Sold	**$133,516.90**	**$504,668.02**
GROSS PROFIT	**$177,371.50**	**$186,106.01**
Expenses		
EBITDA	16,885.72	52,964.76
G&A - General & Administrative	251,945.63	274,587.00
M&S - Marketing & Sales	280,221.76	261,594.40
P&M - Product & Manufacturing	216,613.36	197,066.16
Payroll Expenses	0.00	
Uncategorized Expense	437.46	
Total Expenses	**$766,103.93**	**$786,212.32**
NET OPERATING INCOME	**$ -588,732.43**	**$ -600,106.31**
Other Income		
PPP Loan Forgiven		64,318.00
PSFR/Consignment Sales	45,800.39	158,667.89
Total Other Income	**$45,800.39**	**$222,985.89**
Other Expenses		
Fund Raising Expenses	80,942.95	
Other Miscellaneous Expense	0.00	

A Band Of Anglers

Profit and Loss

January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PP)
Reconciliation Discrepancies		0.00
Total Other Expenses	**$80,942.95**	**$0.00**
NET OTHER INCOME	$ -35,142.56	$222,985.89
NET INCOME	$ -623,874.99	$ -377,120.42

A Band Of Anglers

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-623,874.99
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	17,898.81
Due from Start Engine	-16,706.90
Inventory:Inventory Asset	-67,740.60
Inventory:Inventory Prepaid (In Production/Transit)	-20,249.38
Inventory:Prepaid Freight	-38,452.33
Uncategorized Asset	0.00
Xorus - To Receive / (To Reimburse)	5,778.60
Accounts Payable (A/P)	164,921.99
Amex - 1007	37,549.39
Amex - Platinium #2000	-6,823.19
VISA - Barry Stockhaus #6751	3,788.57
VISA - Patrick Sebile #2929	3,269.88
Accrued Expenses Payable	19,632.45
Accrued Payroll Expenses	73,670.39
Direct Deposit Payable	0.00
Loan:Loan - Patrick Sebile	84,297.72
Loan:Loan - Thomas Merchand	20,000.00
Loan:Loan - Wells Fargo	-8,993.00
Loan:WF - Line of Credit	16,346.23
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	155.08
Payroll Liabilities:FL Unemployment Tax	0.46
Payroll Liabilities:NJ Income Tax	0.00
Payroll Liabilities:WI Income Tax	0.00
Payroll Liabilities:WI SUI Employer	0.00
Payroll Tax Payable	1,534.88
PSFR Accounts payable	-45,800.39
Sales Tax Payable (Paypal)	0.00
Shopify Sales Tax Payable	-708.50
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**243,370.16**
Net cash provided by operating activities	**$ -380,504.83**
INVESTING ACTIVITIES	
Braingenious to Receive / (Reimburse)	2,550.00
Prepaid Exp. & Security Deposit	-5,883.90
Net cash provided by investing activities	**$ -3,333.90**
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
Start Engine (Bryn Mawr Trust)	292,400.00
Net cash provided by financing activities	**$292,400.00**
NET CASH INCREASE FOR PERIOD	**$ -91,438.73**

A Band Of Anglers

Statement of Cash Flows

January - December 2022

	TOTAL
Cash at beginning of period	98,590.09
CASH AT END OF PERIOD	**$7,151.36**

Statement in Changes of Equity

	Shares	Common Stock	Paid in Capital	Accumulated (Deficit)	Stockholder (Deficit)
December 31, 2020	1,000,000	100	1,860,000	(2,535,010)	(674,910)
Net Income (Loss)	-	-	-	(377,120)	(377,120)
December 31, 2021	1,000,000	100	1,860,000	(2,912,131)	(1,052,031)
Start Engine	-		292,400	-	292,400
Net Income (Loss)	-	-	-	(623,875)	(623,875)
December 31, 2022	1,000,000	100	2,152,400	(3,536,006)	(1,383,506)

I, _Patrick Sebile_____ the __CEO_____

of **A Band of Anglers, Inc.**, hereby certify that the financial statements of **A Band of Anglers, Inc.** for the periods ending December 31, 2021 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

A Band of Anglers, Inc. has not yet filed its federal tax return for the year ended December 31, 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April _6th_, 2023.

By:



Signature

__CEO_____
Title

_04/06/2023_____
Date

CERTIFICATION

   I, Patrick Sebile, Principal Executive Officer of A Band Of Anglers, Inc., hereby certify that the financial statements of A Band Of Anglers, Inc. included in this Report are true and complete in all material respects.

Patrick Sebile

President/CEO